LDK Solar CO., Ltd.
Hi-Tech Industrial Park
Xinyu City, Jiangxi Province
China 338032

August 20, 2015

Dennis Hult

Jay Webb

Martin James

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	LDK Solar CO., Ltd.
Form 20-F for Fiscal Year ended December 31, 2014
Filed May 11, 2015
File No. 001-33464

Dear Messrs. Hult, Webb and James:

This is in response to the Staff’s comment letter of July 28, 2015 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on May 11, 2015. For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

Item 5. Operating and Financial review and Prospects, page 66

Sales of solar farm projects and other assets, page 95

1. We note the discussion in this section and on page 56 of your solar farm project development business. Describe to us the EPC services you provide for solar farm projects and contrast these services with the design and development of the solar farm. Tell us how you account for and recognize revenues from each of these activities.

We respectfully advise the Staff that we provide engineering, procurement and construction and related services to solar farm projects owned by our customers, and we refer to these services as “EPC” services. When we provide EPC services, we sign general contracts with our customers who own such solar farm projects, and we act as general contractor for such projects. We are responsible for the design, engineering and construction of such projects, and we are also responsible for the procurement of equipment and services from sub-contractors. As disclosed in footnote 2(s) to our consolidated financial statements, we recognize revenue for EPC services by using the percentage-of-completion method, unless we cannot make reasonably dependable estimates of the costs to complete the contract or the contract value is not fixed, in which case we would use the completed contract method. At the end of each period, we measure the cost incurred on each project and compare the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and, as a result, may not match the timing of the costs incurred by us and the related recognition of revenue. Such differences are recorded as inventory or advance from customer. For the periods presented, revenue derived from EPC services was not significant.

When we construct our own solar farm projects where we are the owner of the projects, we manage the design and engineering, construction, procurement, installation by ourselves and sell the projects to third parties upon completion of their development. We have determined that the project asset sale represents the sale of real estate and is therefore subject to the revenue recognition guidance applicable to real estate since a solar farm project asset comprises of properties, physical fixtures, solar modules and other related integral equipment attached to the land that cannot be removed and used separately without incurring significant costs. Under real estate accounting, we recognize revenue and profit using the full accrual method once the sale is consummated, the buyer’s initial and continuing investments are adequate to demonstrate its commitment to pay, the buyer’s receivable is not subject to any future subordination, and we have transferred the usual risk and rewards of ownership to the buyer. If we retain continuing involvement in the project asset and do not transfer substantially all of the risks and rewards of ownership to the buyer, we recognize gross profit under a method determined by the nature and extent of our continuing involvement, provided the other criteria for the full accrual method are met. Forms of continuing involvement that do not transfer substantially all of the risks and rewards of ownership, such as an option or obligation to repurchase the project assets, preclude revenue recognition under real estate accounting. For project assets sold during the periods presented, revenue derived from the sale of solar farm projects was not significant, and we did not have any continuing involvement with the assets after the assets were sold. In future filings, we will disclose our revenue recognition policy on sale of solar farm projects.

LDK Solar CO., Ltd.
Hi-Tech Industrial Park
Xinyu City, Jiangxi Province
China 338032

2. Clarify for us whether you develop solar farm projects and provide related EPC services only through from your affiliate, SPI. If not, please describe the activities you undertake separate from SPI, including the markets in which you operate, and quantify for us profits and revenues reported from such activities in fiscal year 2013 and 2014.

We respectfully advise the Staff that we provide EPC services through our affiliate, SPI, and our Chinese subsidiary, LDK Solar Power Technology (Xinyu) Engineering Co., Ltd. Our EPC services are provided to customers in China. The profits of EPC services provided by our Chinese subsidiary amounted to $nil and $3.3 million in fiscal 2013 and 2014, respectively. The revenues of EPC services generated by our Chinese subsidiary amounted to $nil and $5.6 million in fiscal 2013 and 2014, respectively.

We develop and sell solar farm projects through our Chinese and European subsidiaries, such as Taojiang LDK New Energy and Engineering Co., Ltd. and LDK Solar Europe Holding S.A. Our solar farm projects were sold to customers in China and Italy. The profits from the sales of solar farm projects by our Chinese and European subsidiaries amounted to $0.6 million and $nil in fiscal 2013 and 2014, respectively. The revenues from the sales of solar farm projects by our Chinese and European subsidiaries amounted to $34.9 million and $9.9 million in fiscal 2013 and 2014, respectively.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 145

3. In future filings, revise Management’s Annual Report on Internal Control Over Financial Reporting to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control (COSO) – Integrated Framework that management used to perform its assessment – i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. Refer to Item 15(b)(2) of Form 20-F.

We respectfully advise the Staff that we will identify the version of the COSO framework we use in our future filings.

Item 18. Financial Statements

Note (1) - Principal Activities, Organization and Basis of Presentation, page F-12

4. We note the discussions of your Chapter 15 and Chapter 11 bankruptcy proceedings in various sections of the filing. Please summarize for us your considerations and your conclusion that you did not meet the criteria outlined in ASC 852-10-45-19 relating to the use of fresh-start reporting.

We respectfully advise the Staff that, as disclosed on page 46 and subsequent pages of our Annual Report on Form 20-F for the fiscal year ended December 31, 2014, LDK Solar, the subject reporting issuer, instituted a provisional liquidation under the Cayman Islands law, which was recognized by the U.S. Bankruptcy Court as a “foreign main proceeding” under Chapter 15 of the U.S. Bankruptcy Code. The U.S. Bankruptcy Court subsequently issued an enforcement order to recognize and to give full force and effect in the jurisdiction of the United States to LDK Solar’s Cayman Islands scheme of arrangement. The references to Chapter 11 of the U.S. Bankruptcy Code related to our three U.S. subsidiaries, rather than LDK Solar itself, in the form of a prepackaged plan of reorganization for their corporate reorganization and insolvency protection under Chapter 11 of the U.S. Bankruptcy Code, which the U.S. Bankruptcy Court subsequently confirmed in its order.

Pursuant to ASC 852-10-15-3, debt restructurings outside of Chapter 11 are not within the scope of the guidance in this Subtopic. Therefore, the fresh-start reporting guidance is not applicable to LDK Solar, which sought, and was granted, recognition under Chapter 15 of the U.S. Bankruptcy Code for its provisional liquidation proceedings in the Cayman Islands. We also note that the holders of our existing voting shares immediately before the provisional liquidation proceedings still retained more than 50% of our voting shares after such proceedings, and there was no loss in control.

LDK Solar CO., Ltd.
Hi-Tech Industrial Park
Xinyu City, Jiangxi Province
China 338032

Note (2) - Summary of Significant Accounting Policies, page F-13

5. In MD&A you refer to solar farm projects, while in this note you refer to (i) solar energy project systems, and (ii) photovoltaic system construction contracts. Please tell us what you mean by each of the terms, highlighting the differences between them, and describe your accounting for each activity. If you are using these terms interchangeably, please revise future filings to consistently use one term.

We respectfully advise the Staff that the terms of solar farm projects, solar energy project systems and photovoltaic systems are interchangeable. We will consistently use one term in our future filings.

6. Tell us whether you provide your customers with any guarantees of system performance or whether you retain any continuing involvement in the solar farm projects you sell. Tell us how you considered such terms when recognizing profit on each sale. Discuss the accounting guidance on which you relied.

We respectfully advise the Staff that we did not provide our customers with any guarantees of system performance or retain any continuing involvement in the solar farm projects we sold during the years ended December 31, 2012, 2013 and 2014.

In connection with our response contained in this letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to our disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408-777-8848.

Sincerely,

LDK SOLAR CO., LTD.

/s/ Xingxue Tong
Name:	Xingxue Tong
Title:	President & Chief Executive Officer

/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Chief Financial Officer

Cc:	Timothy Li (Sidley Austin LLP)

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